May 12, 2010

VIA EDGAR ONLY

Phil Rothenberg, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sunshine Biopharma, Inc.
Your Letter dated May 3, 2010
Schedule 14C Filed April 21, 2010
File No. 000-52898

Dear Mr. Rothenberg:

In relation to the responses to the staff’s comment letter, above referenced, relating to the above referenced matter please be advised that:

          (a)  Sunshine Biopharma, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced filing;

          (b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)  we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

SUNSHINE BIOPHARMA, INC.

s/Steve N. Slilaty

Dr. Steve N. Slilaty

Chief Executive Officer